June 7, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:            Mr. Mark Cowan
                 Senior Counsel
                 Office of Insurance Products
                          Division of Investment Management

RE:              IDS Life of New York Account 8 ("Registrant")
                 CIK: 0000817132
                 SEC File No.: 333-44644

                 Withdrawal of 485APOS Filing
                 Post Effective Amendment No. 9 filed on behalf of the Registrant on Form N-6 on or about November 18, 2004 ("Amendment No. 9")
                 Accession Number:  0000820027-04-000966

                 Withdrawal of 485BXT Filing
                 Post Effective Amendment No. 11 filed on behalf of the Registrant on Form N-6 on or about January 14, 2005 Accession Number: 0000820027-05-000015

                 Withdrawal of 485BXT Filing
                 Post Effective Amendment No. 12 filed on behalf of the Registrant on Form N-6 on or about February 16, 2005 Accession Number: 0000820027-05-000132


Dear Mr. Cowan:

Pursuant to Rule 477(a) of the Securities Act of 1933, Registrant hereby respectfully requests withdrawal of the filings captioned above.

Amendment No. 9 captioned above contained supplements describing certain product enhancements. Registrant filed the two 485BXT Filings captioned above to extend the effective date of Amendment No. 9 pending approval of the product enhancements described in the supplements by the New York Superintendent of Insurance. Because the New York Superintendent of Insurance has not yet approved the product enhancements, Registrant respectfully requests withdrawal of the filings captioned above. Registrant represents that no securities were sold in connection with the supplements contained in Amendment No. 9. In addition, Registrant has subsequently filed a 485BPOS Filing (Post Effective Amendment No. 13 filed on behalf of the Registrant on Form N-6 on or about April 28, 2005) that supercedes the filings captioned above.

If you have any questions, please contact me at 612-671-3678.

Sincerely,




/s/ Mary Ellyn Minenko
-----------------------
    Mary Ellyn Minenko
    Assistant General Counsel and Assistant Secretary
    IDS Life Insurance Company of New York